UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER: 0-10854

NOTIFICATION OF LATE FILING
---------------------------------------------

(Check One):

(  )  Form 10-K  (  )  Form 11-K     (  )  Form 20-F     (X)
Form 10-Q     (  )  Form N-SAR

      For Period Ended:  June 30, 2001

      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on Form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition Report on Form N-SAR
       For the Transition Period Ended:_______________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the
          Item(s) to which the notification related:

PART I - REGISTRANT INFORMATION
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ORS AUTOMATION, INC.
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Full name of Registrant

402 WALL STREET
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Address of Principal Executive Office (Street and number)

PRINCETON, NEW JERSEY 08540
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City, State and Zip Code





PART II - RULE 12b-25 (b) AND (c)
----------------------------------------------

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.  (Check the appropriate box.)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K,
            Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
            and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
---------------------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion could not be filed within the prescribed period.
        (Attached extra sheets if needed.)

Due to the demand on the Company's personnel during this change in the economic climate for the Company's products, the Company has been delayed in accumulating the financial data necessary for the accountants to complete the preparation of the Company's June 30, 2001 Form 10-QSB. Accordingly, the registrant requests
       a 5 day extension until August 18, 2001 to file the Form
10-QSB.

PART IV - OTHER INFORMATION
------------------------------------------------

(1) Name and telephone number of the person to contact in regard to this notification


Edward Kornstein, President  (609) 924-1667
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       (Name)             (Area Code    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities
       Exchange Act of 1937 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no,
identify reports.
        [X] Yes      [  ] No

(3)  Is it anticipated that any significant change in results of operations
        from the corresponding period for the last year will be
reflected by the
        earnings statements to be included in the subject report
or portion thereof?    [X]  Yes       [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

 It is anticipated that the Company's revenues for the three months ended
          June 30, 2001 will be approximately 49% less than the revenues for the three months ended June 30, 2000 and that the Company will report a net loss for the three months ended June 30, 2001 as compared to net income for the three months ended June 30, 2000. The foregoing is due to the reduced demand for the Company's product.

ORS AUTOMATION, INC., has caused this notification to be signed on its behalf by the undersigned there unto duly authorized.


Dated:  August 13, 2001         By:    /s/ Edward Kornstein
                                    Edward Kornstein
                             President & Chief Executive Officer